FORM 6-K

SECURITIES AND EXCHANGE COMMISSION


02038531

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 and 15d-16 of

the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
2002
WASH. D.C.
SECTION

For the Interim Report 2002

SIX CONTINENTS PLC

(Registrant's name)

20 North Audley Street

London W1K 6WN, England

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F..... √....... Form 40-F..........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes....................... No........... √...........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : Not applicable

File No. 1-10409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

Date 30.5.02. By 

(Signature)

Name: **M.J.N. BRIDGE**

Title: **DEPUTY SECRETARY**

SIX CONTINENTS PLC

TABLE OF CONTENTS



SIX CONTINENTS

INTERIM REPORT 2002



HALF YEAR HIGHLIGHTS

OPERATING PROFIT:
SIX CONTINENTS HOTELS DOWN 41.1 PER CENT TO £109M
SIX CONTINENTS RETAIL UP 8.1 PER CENT TO £146M*
BRITVIC SOFT DRINKS UP 45.5 PER CENT TO £16M

PROFIT BEFORE TAX AND MAJOR EXCEPTIONAL ITEMS DOWN 28.2 PER CENT TO £242M

EARNINGS PER SHARE WERE 31.9P COMPARED TO 22.7P** IN 2001

ADJUSTED EARNINGS PER SHARE BEFORE MAJOR EXCEPTIONAL ITEMS WERE 18.7P COMPARED TO 26.4P** IN 2001

INTERIM DIVIDEND PER SHARE UP 2.9 PER CENT TO 10.7P

* ONGOING ESTATE
** RESTATED FOR FRS 19

SIX CONTINENTS HOTELS


INTER·CONTINENTAL.
HOTELS AND RESORTS


Holiday Inn

Express
by Holiday Inn


SIX CONTINENTS RETAIL


Vintage Inns

HARVESTER

ALL·BAR·ONE

TOBY
CARVERY

BROWNS

ALEX

scream

EDWARDS

EMBER INNS

o'neill's

hollywood bowl
guaranteed good times


BRITVIC SOFT DRINKS


ROBINSONS

ROBINSONS
FRUIT
SHOOT


PEPSI


Orchid
Drinks

CHAIRMAN'S STATEMENT



RESULTS OVERVIEW

The results for the first six months of the financial year demonstrate the strength of our business during exceptionally tough conditions in the global hotels market. The impact of these conditions has been limited by the actions we have taken to stimulate demand in Hotels and improve efficiency, together with strong performances in Retail and Soft Drinks.

HOTELS

These results cover the six months following the tragedy of 11 September 2001 which exacerbated the general slowdown in the market that was already taking place. The international upscale segment has been the most affected across the ndustry. However, our hotel business as a whole vith its significant, largely midscale, franchised operations has been more resilient. The actions ve have taken to boost revenues and increase productivity through advertising and promotional campaigns have successfully limited the impact of the slowdown.

Ve are maintaining our significant investment programme to deliver strong growth in the future. nitiatives include improvements in our marketing, ales force and reservation systems, completing he renovation of the ten major Inter-Continental lotels and the upgrade of our Holiday Inn UK otels. We have an excellent pipeline of 490 otels with 66,800 rooms due to join the system and we continue to seek additional acquisitions of properties that meet our criteria.

RETAIL

Six Continents Retail performed strongly in the first half with sales growth up 7.8 per cent and sales growth per outlet up 6 per cent to £14,200, some three times the industry average. We are driving scale benefits at both the brand and unit level, making productivity improvements and realising efficiencies. As a result we have successfully maintained our margins despite regulatory cost increases.

We are making very good progress with the deployment of our leading restaurant, pub and bar brands across our estate. We opened 122 branded outlets in the first half and 347 of the former Allied sites have now been converted to our brands and operating formats. We are continuing to beat our challenging goals of 40 per cent uplift in sales post conversion and we are achieving good returns on investment. In addition, we have identified plans to convert a further 600 sites from our pipeline over the next three years.

SOFT DRINKS

Britvic Soft Drinks has had an outstanding six months despite the competitive market environment. We continue to build on the strength of our brands and successful new product development while reducing overhead costs.

OUTLOOK

Following the unprecedented shock to travel confidence of last September, the prospects for recovery from this low point of the hotel cycle are very strong. We are encouraged by the continuing improvements in our trading through March and April. However, our optimism for the rebound is tempered in the short-term by some uncertainty surrounding the pace of recovery in the US corporate sector, and long-haul travel into the gateway cities.

In Retail, we expect continued strong overall sales growth driven by the high uplifts from our conversion programme and the improving supply/demand balance in the industry. The benefits of brand scale and the efficiencies that we are achieving will help us to mitigate some further regulatory cost pressure on margins in the near term.

Against this background our corporate strategy remains focused on seeking the right investments in a fragmented hotel market, to make the best use of our balance sheet resources. Given the sensitivity of private and public valuations to the pace of recovery, we continue to believe that there will be opportunities to execute our strategy and create value over and above our substantial organic expansion plans. However, we do believe that valuations will have largely recovered by December. Therefore, if we have not found such opportunities, then, no later than the end of this calendar year, we will commence a return of surplus funds to shareholders through a share repurchase programme.

We are confident in the future of our business given the continued investment in our brands, our people and our properties.



IAN PROSSER CHAIRMAN

CHIEF EXECUTIVE'S OPERATING REVIEW



This operating review discusses the performance of the Six Continents Group in the 28 weeks ended 13 April 2002 (six months ended 31 March 2002 for the Hotels division), and compares it with the equivalent period in 2001.

GROUP SUMMARY

During the first half of 2002, Six Continents performed well given the difficult trading conditions experienced in the global hotel market. While the owned upscale hotels were exposed to the downturn, the franchised and midscale operations proved very resilient. The Retail business achieved strong sales and profit growth by successfully maintaining margins and through the continued programme of converting sites to proven brands. Soft drinks had an excellent first half with volumes and profits well ahead of last year. At the same time, the Group continued to invest significantly in the businesses to ensure that we are in the best position to take maximum advantage of the improvement in our markets.

Group turnover of £1,816m fell by 13.2% on the previous year. Turnover from the Hotels business was down 19.6% to £739m. However, turnover in the ongoing Retail business was up 7.8% to £786m, and Soft drinks turnover of £291m was up 4.3% on last year. Total operating profit of £275m was down £90m against £365m in 2001. Retail operating profit from the ongoing estate at £146m was up 8.1% on last year. Soft drinks had a very successful period with operating profit growth of over 45%. Operating profit from Hotels of £109m was down £76m against £185m in 2001.

Profit before tax and major exceptional items at £242m compares with £337m in 2001. The tax charge of £75m represents an effective tax rate of 31% on the above profit, which reflects an increase of 0.1 of a percentage point above the rate of 30.9%* for the equivalent period in 2001.

Basic earnings per share were 31.9p against 22.7p* for 2001. Adjusted earnings per share, which exclude the effect of the major exceptional items, were 18.7p against 26.4p* in 2001. The interim dividend has been increased by 2.9% to 10.7p per share.

* As restated for FRS 19 'Deferred Tax', which has been adopted for the first time in this interim statement. This change in accounting policy has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. See note 1 'Basis of preparation' on page 14.

HOTELS

In the first half of 2002, Six Continents Hotels (SCH) saw a gradual improvement in occupancy and revenue as demand started to recover from the events of 11 September 2001. During this period, SCH has continued to invest in its businesses and position itself for an upturn in trading. The division has also taken significant action to protect profit, including marketing campaigns, investment in the sales force and cost management programmes to reduce the operating costs within the owned and managed hotel estate.

The operating mix of the business provided some resilience to the difficult trading conditions, with the franchise and management contract income stream being less affected by the downturn than the owned and leased business. In the Americas, the owned and leased estate saw a significant fall in operating profit, whilst the midscale franchise business operating profit fell less, by approximately 15%. These respective performances also reflected the fact that the upscale and upper-upscale markets in major US cities suffered due to their exposure to international travel, whilst the 'roadside' midscale segment (where SCH's franchise business is focused with Holiday Inn and Holiday Inn Express) fared better.

International travel also fell dramatically in the Europe, the Middle East and Africa (EMEA) region, which particularly affected key gateway cities in which SCH's EMEA upscale properties are concentrated, such as London, Paris and Amsterdam. The Asia Pacific region was also affected by the reduction in international travel, particularly in key markets.

An indicator of future growth, the pipeline of hotels waiting to enter the SCH system remains healthy despite the difficulties surrounding the hotel industry; at 31 March 2002 the pipeline stood at 490 hotels with 66,800 rooms, of which 28% of the rooms were in the upscale brands. This is only slightly down on the pipeline at the end of September 2001 (520 hotels, 69,100 rooms). The total number of hotels in the system at the end of March 2002 was 3,279 (512,000 rooms) compared with 3,267 hotels (514,700 rooms) at the end of September 2001.

During the first half of 2002 the integration of the Posthouse business, acquired in April 2001, was completed. Of the original 79 hotels, seven were disposed of as they were unsuitable for SCH re-branding and the re-branding of the remaining hotels was substantially completed.

Turnover in the Hotels business fell by 20% to $1,060m. Turnover comparisons to last year are distorted by two non-comparable items. Firstly, the conversion of the Bristol hotels from operating leases to management contracts, effective in the main from 1 July 2001, meant that SCH's turnover in the first half of last year included the turnover of those hotels. The first half of this year only includes management fees from those hotels. Secondly, the first half of this year includes turnover from the acquired Posthouse business.

Operating profit fell to $156m against $269m in the first half of last year. In sterling terms, operating profit was £109m against £185m last year; the average US dollar exchange rate to sterling for the half year was $1.44 against $1.45 for the first six months of 2001.

The Americas region was the hardest hit by the events of 11 September 2001. For the first quarter, October to December 2001, the revenue per available room (revpar) across the Americas fell by 29% for Inter-Continental, 25% for Crowne Plaza, 14.6% for Holiday Inn and 4.6% for Holiday Inn Express. The second quarter, January to March 2002, saw an improvement in revpar with the declines over last year reducing, which resulted in revpar for the first half down 23% on last year for Inter-Continental, 21% for Crowne Plaza, 12.8% for Holiday Inn but only 3.7% for Holiday Inn Express.

Americas total operating profit was $107m, 36% below last year.

The SCH owned and leased (O&L) estate in the Americas is heavily weighted towards upscale properties in key cities. These markets, in particular, New York, Chicago, San Francisco and Miami were already showing signs of weakness prior to the events of 11 September 2001. This weakness, coupled with the impact of 11 September 2001, was reflected in the performance of SCH's Inter-Continental properties in those cities. However, the impact was mitigated by measures taken on cost-containment. Revpar for the nine comparable O&L Inter-Continental hotels was down 25% on last year, with occupancy 5.3 percentage points lower and average daily rates 18.5% lower. Recent trends have been more encouraging with the deficit in revpar reducing compared with last year. Americas O&L operating profit was consequently $4m against $43m in 2001.

Due to the overall size of the midscale franchise estate (over 1,000 franchised hotels each for Holiday Inn and Holiday Inn Express across the Americas) and the resilience of the franchise model to economic slowdown, the business was better able to weather the difficult trading conditions. Operating profit at $83m was only 15.3% lower than 2001. Revpar was 12.3% lower for Holiday Inn and 3.9% down for Holiday Inn Express.

Other Americas operating profit, which comprised the management contract and upscale franchise businesses, was $20m compared with $25m for the first half of 2001.

EMEA operating profit for the first half of 2002 included the benefit from the fully integrated Posthouse business acquired in April 2001. EMEA turnover grew by 31% to £383m from £292m last year.

In the O&L estate, Inter-Continental revpar (excluding the Paris Le Grand Inter-Continental) was down by 20% on last year. Hotels in London, Paris, Frankfurt and Rome were all badly affected by the fall in international airline travel, particularly in-bound from the United States. The Paris Le Grand Inter-Continental closed as planned in December 2001 for its major refurbishment and is due to reopen in Summer 2003.

The Holiday Inn O&L estate now includes the majority of the acquired Posthouse hotels. In the United Kingdom, the revpar for the estate on a proforma basis (i.e. including Posthouse hotels revpar in the first half of 2001) fell by 15.1% as a consequence of the tough trading conditions, particularly in London. The London area saw revpar declines of 28% on last year due to the performance of airport and central London hotels. In the rest of Europe, properties in key cities suffered through the downturn in international travel, and EMEA Holiday Inn O&L revpar fell by 15.4% against last year.

EMEA Crowne Plaza O&L revpar across the region fell by 12.1%.

Overall, EMEA O&L hotels generated an operating profit of £37m compared with £60m in 2001. In order to boost revenue generation, the region invested in marketing and targeted sales campaigns, particularly in the Holiday Inn UK business.

The managed and franchised business operating profit was £13m, down from £17m in 2001. Inter-Continental managed revpar was down by 9.8% and Crowne Plaza by 17.5%, whilst in the franchise business Crowne Plaza was down by 10.9%, Holiday Inn by 3.7% and Express grew by 5.9%.

In total, EMEA made an operating profit of £50m, compared with £77m in 2001.

Asia Pacific operating profit was $20m, compared with $15m for the first half of last year. This year included a contribution from the Hotel Inter-Continental Hong Kong, acquired in August 2001. Trading in that property was impacted by the fall in international travel, as a significant proportion of its business is from the US. The Sydney and Melbourne markets also remained weak.

The Other segment, which includes central service costs less other income items, was $43m compared with $23m in 2001. The dividends received from FelCor Lodging Trust Inc. fell by $5m to $6m, while the first half of 2001 included $10m of income from lease terminations.

RETAIL

In Six Continents Retail (SCR) the focus has been on driving growth and returns through continued concentration on three key areas; estate development, new concept innovation and constant brand evolution to sustain customer loyalty.

Excellent progress was made on the rebranding of the former Allied sites. Of the original 550 sites acquired, 347 have been converted to SCR branded formats and the plan is to have completed over 400 by the year end. Sales uplifts after conversion continued to exceed 40% as compared with the last year under Allied ownership, and were in line with SCR's pre-acquisition expectations.

At the half year SCR operated 2,064 managed outlets, with 1,411 in the Pubs & Bars division and 653 in the Restaurants division. A total of 122 branded outlets were opened during the period of which 22 were acquisitions and 100 were conversions of existing unbranded outlets, bringing the total number of branded outlets to 1,089. SCR continued to successfully roll-out some of the more recently developed brands across the estate, notably Arena, Flares and the Sizzling Pub Company.

Total sales in the ongoing estate of £786m were 7.8% ahead of last year, with drink sales up 5.8% and food sales up 13.9%. The overall food sales mix at 28.8%, was up 1.5 percentage points on the same period last year, reflecting the continuous innovation and development of menus to suit customers' changing tastes. In the core estate, uninvested like-for-like sales were 0.2% ahead of last year, and overall branded like-for-like sales were up 0.8%, with particularly strong performances from Toby Carvery, Vintage Inns, Ember Inns and Scream.

Weekly takings per outlet averaged £14,200, an increase of 6.0% on the previous year. The number of outlets trading in excess of £20,000 per week rose to 367, an increase of 20% on the previous year.

Total operating profit in the ongoing estate of £146m was 8.1% up on last year. Profit growth was achieved by a combination of operational efficiencies, lower support costs, improved purchasing and lower closure and pre-opening costs, despite the significant regulatory cost increases borne by the business in respect of the National Minimum Wage, Climate Change Levy and business rates.

SOFT DRINKS

In the Soft drinks business, volumes and profit were ahead of the same period last year. Sales volumes were 3.5% higher than last year, driven primarily by the performance of Pepsi, J_2O and Fruit Shoot. Robinsons increased its share of the dilutables market by 1.5 percentage points on volume growth of 13%. Pepsi saw volume growth of 9.4% and increased its share of the carbonates market by 0.1 percentage points, however volume for Tango was disappointing albeit in an increasingly competitive segment of the market. Overall the Soft drinks business grew turnover by 4.3% and operating profit by over 45%, reflecting strong control over operating and overhead costs.

MAJOR EXCEPTIONAL ITEM

The major exceptional item of £114m relates to the release of over provisions for tax made in previous years. This item has been excluded from the calculation of adjusted earnings per share.

INTEREST

The Group's net interest charge increased by £3m to £32m. This increase reflects an overall higher level of net debt, partially offset by lower interest rates and the favourable spread between the dollar and sterling interest rates.

TAXATION

The effective rate of taxation on profits (on ordinary activities before taxation and major exceptional items) was 31%, 0.1 of a percentage point above the rate of 30.9% for the first half of 2001 and 0.6 of a percentage point above the rate for the full year. These rates all reflect the adjustment to deferred tax arising from the adoption of FRS 19, see note 1 'Basis of preparation' on page 14.

CASH FLOW

Net cash inflow from operating activities was £318m which compared with £433m in the previous year. Net capital expenditure for the Group increased from £285m to £301m due mainly to increased capital expenditure in the Hotels division. After taking account of interest, dividends and tax payments, normal cash outflow of £268m compared with £159m in 2001. Net debt at the end of the period amounted to £1,335m, resulting in a balance sheet gearing ratio of 25%.



TIM CLARKE CHIEF EXECUTIVE

INDEPENDENT REVIEW REPORT TO SIX CONTINENTS PLC

INTRODUCTION

We have been instructed by the Company to review the financial information for the 28 weeks ended 13 April 2002 which comprises the Group profit and loss account, Group balance sheet, Group cash flow statement, Group statement of total recognised group gains and losses, reconciliation of movement in shareholders' funds and the related notes 1 to 15. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS' RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 13 April 2002.

Ernst & Young LLP, London

22 May 2002

GROUP PROFIT AND LOSS ACCOUNT

FOR THE 28 WEEKS ENDED 13 APRIL 2002

		2002 28 weeks		2001 28 weeks restated*		2001 52 weeks restated*	
	note	Before major exceptional items £m	Total £m	Before major exceptional items £m	Total £m	Before major exceptional items £m	Total £m
Turnover – continuing operations	3	**1,816**	**1,816**	2,093	2,093	4,033	4,033
Costs and overheads, less other income		**(1,541)**	**(1,541)**	(1,728)	(1,728)	(3,241)	(3,284)
Operating profit – continuing operations	4	**275**	**275**	365	365	792	749
Non-operating exceptional items	5	**(1)**	**(1)**	1	(33)	(2)	–
Profit on ordinary activities before interest		**274**	**274**	366	332	790	749
Interest receivable		**61**	**61**	90	90	165	165
Interest payable and similar charges		**(93)**	**(93)**	(119)	(119)	(224)	(224)
Profit on ordinary activities before taxation		**242**	**242**	337	303	731	690
Tax on profit on ordinary activities	6	**(75)**	**39**	(104)	(102)	(222)	(223)
Profit on ordinary activities after taxation		**167**	**281**	233	201	509	467
Minority equity interests		**(6)**	**(6)**	(5)	(5)	(24)	(24)
Earnings available for shareholders		**161**	**275**	228	196	485	443
Dividends on equity shares		**(92)**	**(92)**	(86)	(86)	(293)	(293)
Retained for reinvestment in the business		**69**	**183**	142	110	192	150
Earnings per ordinary share:	7						
Basic		–	**31.9p**	–	22.7p	–	51.3p
Diluted		–	**31.7p**	–	22.5p	–	51.0p
Adjusted		**18.7p**	–	26.4p	–	56.2p	–
Dividend per ordinary share		–	**10.7p**	–	10.4p	–	34.3p

* Restated on the adoption of FRS 19 (see note 1).

STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES

FOR THE 28 WEEKS ENDED 13 APRIL 2002

	2002 28 weeks £m	2001 28 weeks restated* £m	2001 52 weeks restated* £m
Earnings available for shareholders	275	196	443
Exchange differences on foreign currency denominated net assets** and borrowings	26	34	7
Total recognised gains for the period	301	230	450
Prior period adjustment on adoption of FRS 19	(264)		
Total recognised gains since previous year end	37		

* Restated on the adoption of FRS 19 (see note 1).
** Including goodwill previously eliminated against reserves.

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

FOR THE 28 WEEKS ENDED 13 APRIL 2002

	2002 28 weeks £m	2001 28 weeks restated* £m	2001 52 weeks restated* £m
Earnings available for shareholders	275	196	443
Dividends	(92)	(86)	(293)
	183	110	150
Exchange differences on foreign currency denominated net assets** and borrowings	26	34	7
Issue of ordinary shares	3	5	9
Repurchase of ordinary shares	–	(103)	(103)
Movement in goodwill***	(50)	(55)	(9)
Net movement in shareholders' funds	162	(9)	54
Opening shareholders' funds as previously reported	5,449	5,379	5,379
Prior period adjustment on adoption of FRS 19	(264)	(248)	(248)
Opening shareholders' funds as restated	5,185	5,131	5,131
Closing shareholders' funds	5,347	5,122	5,185

Restated on the adoption of FRS 19 (see note 1).
Including goodwill previously eliminated against reserves.
Including exchange differences on goodwill purchased prior to 30 September 1998 and eliminated against Group reserves.

GROUP CASH FLOW STATEMENT

FOR THE 28 WEEKS ENDED 13 APRIL 2002

		note	2002 28 weeks £m	2001 28 weeks £m	2001 52 weeks £m
Operating activities		9	318	433	984
Interest paid			(88)	(135)	(229)
Dividends paid to minority shareholders			–	–	(5)
Interest received			71	99	160
Returns on investment and servicing of finance			(17)	(36)	(74)
UK corporation tax paid			(40)	(42)	(102)
Overseas corporate tax paid			(22)	(28)	(47)
Taxation			(62)	(70)	(149)
Paid :	Tangible fixed assets		(337)	(318)	(939)
	Other fixed asset investments		(8)	(8)	(37)
Received :	Tangible fixed assets		43	37	101
	Other fixed asset investments		1	4	7
Capital expenditure and financial investment			(301)	(285)	(868)
Acquisitions			–	(1,033)	(1,014)
Cash and overdrafts acquired			–	262	262
Disposals			–	607	624
Cash and overdrafts disposed			–	(1)	(1)
Acquisitions and disposals			–	(165)	(129)
Equity dividends			(206)	(201)	(290)
Net cash flow		9	(268)	(324)	(526)
Management of liquid resources and financing			356	360	493
Movement in cash and overdrafts			88	36	(33)

GROUP BALANCE SHEET

13 APRIL 2002

	note	2002 13 April £m	2001 14 April restated* £m	2001 30 Sept restated* £m
Intangible assets		178	185	174
Tangible assets		7,773	6,267	7,558
Investment in Posthouse		–	818	–
Investments		278	257	266
Fixed assets		8,229	7,527	7,998
Stocks		89	96	90
Debtors		586	590	577
Investments		163	659	366
Cash at bank and in hand		128	114	67
Current assets		966	1,459	1,100
Creditors – amounts falling due within one year:				
Overdrafts		(53)	(53)	(37)
Other borrowings		(614)	(344)	(378)
Other creditors		(1,332)	(1,330)	(1,594)
Net current liabilities		(1,033)	(268)	(909)
Total assets less current liabilities		7,196	7,259	7,089
Creditors – amounts falling due after one year:				
Borrowings		(959)	(1,216)	(1,019)
Other creditors		(166)	(187)	(161)
Provisions for liabilities and charges:				
Deferred taxation		(506)	(483)	(487)
Other provisions		(87)	(116)	(104)
Minority interests		(131)	(135)	(133)
Net assets	8	5,347	5,122	5,185
Capital and reserves				
Equity share capital		242	242	242
Share premium account		802	796	799
Revaluation reserve		1,022	1,084	1,025
Capital redemption reserve		853	853	853
Profit and loss account		2,428	2,147	2,266
Shareholders' funds		5,347	5,122	5,185

Restated on the adoption of FRS 19 (see note 1).

Signed on behalf of the Board
Sir Ian Prosser
Richard North
22 May 2002

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The interim financial statements, which are unaudited, comply with relevant accounting standards under UK GAAP and should be read in conjunction with the Annual Report and Financial Statements 2001. They have been prepared using the accounting policies set out in that report on a consistent basis with that applied in 2001, except in respect of deferred tax as detailed below.

The periods ended 13 April 2002 and 14 April 2001 are regarded as distinct financial periods for accounting purposes; income and costs are recognised in the profit and loss account as they arise; tax is charged on the basis of the expected effective tax rate for the full year.

Financial Reporting Standard (FRS) 19 'Deferred Tax' has been adopted for the first time in this interim statement. This standard requires full provision, subject to certain exceptions, for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and for tax purposes. Previously, SSAP 15 required recognition of deferred tax assets and liabilities to the extent it was probable timing differences would reverse in the foreseeable future. This change in accounting policy has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. The effect on the profit and loss account has been to increase the tax charge by £12m (2001 28 weeks, £2m decrease; 52 weeks, £14m increase) and to increase minority equity interests by £1m (2001 28 weeks, £1m; 52 weeks, £2m). The balance sheet effect is to increase deferred tax provisions by £293m (2001 14 April, £263m; 30 September, £279m) and reduce minority interests by £14m (2001 14 April, £16m; 30 September, £15m). In applying FRS 19, deferred tax provisions have not been calculated on a discounted basis.

2 EXCHANGE RATES

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1=$1.44 (2001 28 weeks, £1=$1.45; 52 weeks, £1=$1.44). In the case of the euro, the translation rate is £1=€1.62 (2001 28 weeks, £1=€1.62; 52 weeks, £1=€1.62).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.42 (2001 14 April, £1=$1.43; 30 September, £1=$1.47). In the case of the euro, the translation rate is £1=€1.63 (2001 14 April, £1=€1.60; 30 September, £1=€1.61).

TURNOVER		2002 28 weeks*		2001 28 weeks*		2001 52 weeks*	
		$m	£m	$m	£m	$m	£m
Hotels**	Americas	414	289	839	578	1,502	1,045
	EMEA	550	383	423	292	1,079	750
	Asia Pacific	96	67	71	49	145	101
		1,060	739	1,333	919	2,726	1,896
Retail	Pubs & Bars		465		441		832
	Restaurants		321		288		564
	Inns		–		124		124
	Other		–		37		37
			786		890		1,557
Soft drinks			291		279		571
Other activities			1		9		16
Inter-divisional			(1)		(4)		(7)
			1,816		2,093		4,033

* Other than for the Hotels division which reflects the 6 months ended 31 March or the 12 months ended 30 September, as appropriate.
** The dollar amounts shown are translated at the weighted average rate of exchange (see note 2).

OPERATING PROFIT		2002 28 weeks*		2001 28 weeks*		2001 52 weeks*	
		$m	£m	$m	£m	$m	£m
Hotels**	Americas	107	75	166	114	345	240
	EMEA	72	50	111	77	290	202
	Asia Pacific	20	14	15	10	26	18
	Other	(43)	(30)	(23)	(16)	(48)	(33)
		156	109	269	185	613	427
Retail	Pubs & Bars		101		96		187
	Restaurants		45		39		87
	Inns		–		24		24
	Other		–		7		7
			146		166		305
Soft drinks			16		11		57
Other activities			4		3		3
Operating profit before operating exceptional items			275		365		792
Hotels operating exceptional items (note 5)			–		–		(43)
Operating profit			275		365		749

* Other than for the Hotels division which reflects the 6 months ended 31 March or the 12 months ended 30 September, as appropriate.
** The dollar amounts shown are translated at the weighted average rate of exchange (see note 2).

5 EXCEPTIONAL ITEMS

	note	2002 28 weeks £m	2001 28 weeks restated* £m	2001 52 weeks restated* £m
Operating exceptional items:				
Hotels exceptional costs**	a	–	–	(43)
Non-operating exceptional items:				
(Loss)/profit on disposal of fixed assets		(1)	1	(2)
Profit on disposal of Bass Brewers**	b	–	–	38
Loss on disposal of other operations**	c	–	(34)	(36)
Total exceptional items before taxation		(1)	(33)	(43)
Tax credit/(charge) on above items		–	2	(1)
Exceptional tax credit**	d	114	–	–
Total exceptional items after taxation		113	(31)	(44)

a Related to exceptional reorganisation, restructuring and strategic appraisal costs in the Hotels division.

b Bass Brewers was disposed of in 2000. The profit in 2001 arose from deferred consideration and the finalisation of the pension scheme transfer.

c Related to and resulted from the disposal of 988 smaller unbranded pubs by the Retail division.

d Represents the release of over provisions for tax in respect of prior years.

Exceptional items arise from continuing operations with the exception of the profit on disposal of Bass Brewers which relates to discontinued operations.

* Restated on the adoption of FRS 19 (see note 1).
** Major exceptional items for the purpose of calculating adjusted earnings per ordinary share (see note 7).

6 TAX ON PROFIT ON ORDINARY ACTIVITIES

	2002 28 weeks Before exceptional tax credit £m	2002 28 weeks Total £m	2001 28 weeks restated* Total £m	2001 52 weeks restated* Total £m
Current tax:				
UK corporation tax	33	(81)	46	82
Foreign tax	26	26	38	112
	59	(55)	84	194
Deferred tax	16	16	18	29
	75	(39)	102	223

Tax has been calculated using an estimated annual effective rate of 31% (2001 28 weeks, 30.9%; 52 weeks, 30.4%, both having been restated for FRS 19) on profit on ordinary activities before taxation and major exceptional items. The exceptional tax credit of £114m (see note 5) is included in UK corporation tax.

In respect of 2001, tax relating to the non-operating exceptional items (see note 5) was a credit of £2m and a charge of £11m for the periods to 14 April and 30 September respectively, all of which related to major items. The major operating exceptional item (see note 5) attracted a tax credit of £10m.

* Restated on the adoption of FRS 19 (see note 1).

EARNINGS PER SHARE

Basic earnings per ordinary share are calculated by dividing the earnings available for shareholders of £275m (2001 28 weeks, £196m*; 52 weeks, £443m*), by 862m (2001 28 weeks, 865m; 52 weeks, 863m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share are calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 868m (2001 28 weeks, 870m; 52 weeks, 869m).

Adjusted earnings per ordinary share are calculated as follows:

	note	2002 28 weeks pence per ordinary share	2001 28 weeks restated* pence per ordinary share	2001 52 weeks restated* pence per ordinary share
Basic earnings		31.9	22.7	51.3
Major exceptional items and tax thereon	5,6	(13.2)	3.7	4.9
Adjusted earnings		18.7	26.4	56.2
Adjusted earnings as previously reported			28.3	60.1

Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by abnormal items.

* Restated on the adoption of FRS 19 (see note 1).

NET ASSETS	2002 13 April £m	2001 14 April restated* £m	2001 30 Sept restated* £m
Hotels	4,155	3,609	3,949
Retail	3,399	3,219	3,328
Soft drinks	259	294	252
Other activities	34	1	23
	7,847	7,123	7,552
Net debt	(1,335)	(840)	(1,001)
Other net non-operating liabilities	(1,165)	(1,161)	(1,366)
	5,347	5,122	5,185

* Restated on the adoption of FRS 19 (see note 1).

9 NET CASH FLOW

	note	2002 28 weeks £m	2001 28 weeks £m	2001 52 weeks £m
Operating profit before major exceptional items		**275**	365	792
Depreciation and amortisation		**134**	121	238
Other non-cash items		**3**	(6)	1
Earnings before interest, taxation, depreciation and amortisation and major exceptional items		**412**	480	1,031
Decrease/(increase) in stocks		**2**	(4)	–
(Increase)/decrease in debtors		**(37)**	7	83
Decrease in creditors		**(29)**	(49)	(94)
Provisions expended		**(19)**	(1)	(13)
Operating activities before expenditure relating to major exceptional items		**329**	433	1,007
Major operating exceptional expenditure		**(11)**	–	(23)
Operating activities		**318**	433	984
Net capital expenditure	10	**(301)**	(285)	(868)
Operating cash flow	11	**17**	148	116
Net interest paid		**(17)**	(36)	(69)
Dividends paid		**(206)**	(201)	(295)
Tax paid		**(62)**	(70)	(149)
Normal cash flow		**(268)**	(159)	(397)
Major acquisitions		**–**	(771)	(752)
Major disposals		**–**	606	623
Net cash flow		**(268)**	(324)	(526)

10 NET CAPITAL EXPENDITURE

	2002 28 weeks £m	2001 28 weeks £m	2001 52 weeks £m
Hotels	**161**	124	607
Retail	**127**	167	288
Soft drinks	**15**	9	28
Other activities	**(2)**	(15)	(55)
	301	285	868

OPERATING CASH FLOW	2002 28 weeks £m	2001 28 weeks £m	2001 52 weeks £m
Hotels	(61)	74	(80)
Retail	74	28	66
Soft drinks	8	11	99
Other activities	(4)	(5)	(9)
Continuing operations	17	108	76
Discontinued operations – Bass Brewers	–	40	40
	17	148	116

NET DEBT	note	2002 28 weeks £m	2001 28 weeks £m	2001 52 weeks £m
Opening net debt		(1,001)	(345)	(345)
Net cash flow	9	(268)	(324)	(526)
Ordinary shares issued		3	5	9
Ordinary shares repurchased		–	(103)	(103)
Other movements arising on acquisition or disposal		–	(11)	(38)
Exchange and other adjustments		(69)	(62)	2
Closing net debt		(1,335)	(840)	(1,001)
Comprising:				
Cash at bank and in hand		128	114	67
Overdrafts		(53)	(53)	(37)
Current asset investments		163	659	366
Other borrowings:				
Due within one year		(614)	(344)	(378)
Due after one year		(959)	(1,216)	(1,019)
		(1,335)	(840)	(1,001)

CONTINGENT LIABILITIES

At 13 April 2002, the Group had contingent liabilities of £64m (2001 14 April, £112m; 30 September, £122m), mainly comprising guarantees given in the ordinary course of business.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

14 US GAAP INFORMATION

Generally accepted accounting practice in the United States (US GAAP) differs in certain respects from its counterpart in the United Kingdom (UK GAAP). Details of the significant differences as they apply to the Group are set out in the Annual Report and Financial Statements 2001 and Form 20-F 2001.

Under US GAAP, the Group's net income per American Depositary Share and shareholders' equity, in dollars translated at the rates of exchange shown in note 2, would be:

	2002 28 weeks $m	2001 28 weeks $m	2001 52 weeks $m
Net income	295	701	1,081

	$	$	$
Net income per American Depositary Share			
Basic	0.34	0.81	1.25
Diluted	0.34	0.81	1.24

Each American Depositary Share represents one ordinary share.

	2002 13 April $m	2001 14 April $m	2001 30 Sept $m
Shareholders' equity	9,037	8,872	9,217

15 FINANCIAL STATEMENTS

The interim financial statements do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

Other than the restatements referred to in note 1 above, the financial information for the 52 weeks ended 30 September 2001 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

These Interim Results 2002 contain certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). Such statements include, but are not limited to, statements made in the Chairman's Statement and the Chief Executive's Operating Review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: events that impact domestic or international travel; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the impact of the European Economic and Monetary Union; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2001 filed with the United States Securities and Exchange Commission.

INVESTOR INFORMATION

DIVIDEND – ORDINARY SHARES

The interim dividend of 10.7p per ordinary share will be paid on 31 July 2002 to shareholders on the register at close of business on 7 June 2002. The ordinary shares will be quoted ex-dividend from 5 June 2002.

DIVIDEND – AMERICAN DEPOSITARY RECEIPTS (ADRs)

The interim dividend to ADR holders will be paid on 9 August 2002 to holders of record on 7 June 2002. The exchange rate to be used in determining the dollar payment to ADR holders will be the £/$ rate on 31 July 2002. The ADRs will be quoted ex-dividend from 5 June 2002.

LOW COST SHARE DEALING FACILITY

A postal facility, which provides a low-cost method of buying and selling Six Continents PLC ordinary shares, is available through the Company's stockbroker, Cazenove & Co. Ltd, telephone 020 7606 1768.

ELECTRONIC COMMUNICATION

The Company has given e-mail notification, to those shareholders who have requested it, of the availability of this Interim Report on the Company's website, **www.sixcontinents.com/shareholders**

The website also contains further information on receiving e-mail notification of the availability of shareholder communications via the Company's website, and allows shareholders to register for this service. Shareholders can also access their shareholder accounts and view their balance, the current value of their holding, details of previous dividend payments and a range of general information.

INDIVIDUAL SAVINGS ACCOUNTS (ISAs)

The Company's Registrars, Lloyds TSB Registrars, offer ISAs in Six Continents PLC ordinary shares. Information may be obtained from the address below or the helpline, telephone 0870 242 4244.

SHARE PRICE INFORMATION

The latest Six Continents PLC share price is available on Ceefax and ORACLE and also on the Financial Times Cityline Service, telephone 0906 003 1772 or 0906 843 1772 (calls charged at 60p per minute).

SHAREGIFT

The Orr Mackintosh Foundation operates this charity share donation scheme for shareholders with small holdings of shares, whose value makes them uneconomic to sell. Details can be obtained from the Company's Registrars or from ShareGift, website **www.ShareGift.org**, telephone 020 7337 0501.

CONTACTS

The Company's Registrars are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, telephone 0870 600 3957* (UK callers), +44 121 433 8000 (non-UK callers).

The Depositary Bank for the Company's ADR programme is The Bank of New York. Enquiries should be directed to The Bank of New York, Shareholder Relations, PO Box 112258, Church Street Station, New York, NY 10286, USA, telephone (888) 269 2377 (US callers), +1 610 312 5315 (non-US callers), e-mail **www.shareowner-svcs@bankofny.com**. ADR holders wishing to view their balance and a range of general information about holding ADRs should visit **www.adrbny.com**

Further copies of this report and the Annual Report 2001 are available from the Company's registered office, Six Continents PLC, 20 North Audley Street, London W1K 6WN, telephone 020 7409 1919 and may also be accessed through the Company's website, **www.sixcontinents.com**

* For those with hearing loss, a textphone is available on 0870 600 3950 for UK callers with compatible equipment.

www.sixcontinents.com

www.6c.com

www.sixcretail.com

www.britvic.co.uk

www.sixcontinents.com/environment



SIX CONTINENTS PLC
20 North Audley Street
London W1K 6WN
T +44 (0) 20 7409 1919
F +44 (0) 20 7409 8503

SIX CONTINENTS RETAIL
Cape Hill, PO Box 27
Birmingham B16 0PQ
T +44 (0) 121 558 1481
F +44 (0) 121 558 2515

SIX CONTINENTS HOTELS
20 North Audley Street
London W1K 6WN
T +44 (0) 20 7409 1919
F +44 (0) 20 7409 8503

BRITVIC SOFT DRINKS
Britvic House, Broomfield Road
Chelmsford, Essex CM1 1TU
T +44 (0) 1245 261 871
F +44 (0) 1245 267 147